Exhibit 99.1

24 August 2022

BURFORD CAPITAL LIMITED

Notification of transactions by person discharging managerial responsibilities

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notification of transactions by a person discharging managerial responsibilities (a “PDMR”).

On August 22, 2022, Co-Chief Operating Officer David Perla used his cash compensation to purchase 6,233 ordinary shares of nil par value of Burford (“Shares”) through the Burford employee deferred compensation plan.

Further details about the Burford employee deferred compensation plan can be found in Burford’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022. In essence, Burford employees may elect to defer cash compensation, without incurring current taxes, into the Burford employee deferred compensation plan, which in turn permits the full amount of such deferred compensation to be allocated to the Shares (or for other investment options). This is a tax-efficient way for employees to continue to accumulate exposure to the Shares.

The Notification of Dealing Forms for the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K filed with the SEC on August 9, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.57	6,233
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	22 August 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ Nil	2,077
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	22 August 2022
	(f) Place of the transaction	Outside a trading venue